Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF COPPER MOUNTAIN NETWORKS, INC.

         Copper Mountain Networks, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

         FIRST:          The name of the Corporation is Copper Mountain Networks, Inc.

         SECOND:     The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 19, 1999.

         THIRD:         The Board of Directors of the Corporation, acting in accordance with the provision of Sections 141 and 242 of the General Corporation Law of the State of Delaware adopted resolutions to amend the first paragraph of Article IV of the Second Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the corporation is authorized to issue is two hundred five million (205,000,000) shares.  Two hundred million (200,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001).  Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).  Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each ten (10) shares of the Corporation’s Common Stock, par value $.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $.001 per share, of the Corporation; provided however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to such fraction multiplied by the average of the high and low prices of the Corporation’s Common Stock as reported on the Nasdaq National Market for the five trading-day period ending on the last business day before the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.”

         FOURTH:       This Certificate of Amendment of Second Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.  The total number of outstanding shares entitled to vote or consent to this Amendment was 58,252,276 shares of Common Stock.  A majority of the outstanding shares of Common Stock, voting together as a single class, voted in favor of this Certificate of Amendment of Second Amended and Restated Certificate of Incorporation.  The vote required was a majority of the outstanding shares of Common Stock, voting together as a single class.

         IN WITNESS WHEREOF, Copper Mountain Networks, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of July 17, 2002.

COPPER MOUNTAIN NETWORKS, INC.

/s/ RICHARD S. GILBERT

Richard S. Gilbert Chairman, President and Chief Executive Officer